DUNDEE CORPORATION ANNOUNCES CLOSING OF

PREFERENCE SHARE OFFERING

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United

States

Toronto – June 28, 2006 – Dundee Corporation (TSX: DBC.A) announced today the successful completion and closing of an offering of $150 million of first preference shares.

The 6,000,000 Cumulative Redeemable First Preference Shares, Series 1 were priced at $25.00 and carry a 5.00% annual dividend. The shares will be listed and posted for trading on the Toronto Stock Exchange under the symbol “DBC.PR.A”.

Dundee Corporation will use the net proceeds of this offering for general purposes, including for the redemption of the $150 million principal amount 6.70% senior unsecured debentures of Dundee Corporation, when considered appropriate by the Corporation.

The offering was undertaken on a bought deal basis by an underwriting group led by Scotia Capital Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities L.P.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc., a company with $48 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Chief Financial Officer

(416) 365-5010